Mail Stop 3561

August 21, 2007

By U.S. Mail and facsimile to (863) 413-5702

Charles H. Jenkins, Jr.
Chief Executive Officer
Publix Super Markets, Inc.
3300 Publix Corporate Parkway
Lakeland, FL 33811

       Re: Publix Super Markets, Inc.
               Definitive 14A
               Filed March 15, 2007
               File No. 0-00981

Dear Mr. Jenkins:

       We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

       In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

       If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Director Independence, page 4

1. Please disclose that you do not have a majority of independent directors.

Certain Relationships and Related Transactions, page 9

2. Describe your policies and procedures for the review, approval or ratification of related person transactions, including a discussion of the types of transactions that the corporate governance committee approves or disapproves. See Item 404(b)(1) of Regulation S-K.

Compensation Philosophy, page 10

3. You indicate that you consider additional factors in determining the compensation for named executive officers, including the compensation levels of executive officers at companies in your peer group index. Please analyze how the compensation committee uses the peer group index compensation levels in setting the compensation awarded to its named executive officers that it deems to be "responsible levels" that are consistent with your goal of controlling costs. See Item 402(b)(2)(xiv) of Regulation S-K.

Components of Executive Compensation, page 11

4. We refer you to Securities Act Release 8732A, Section II.B.1. As noted in that section, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies for individual named executive officers. Mr. Jenkins received a salary and bonus that were substantially higher than amounts received by other named executive officers. Please supplement the disclosure to explain the reasons for the differences in the amounts of compensation awarded to the named executive officers.

5. Please analyze the manner in which you consider the performance of each named executive officer to structure and implement specific forms of compensation to reflect each named executive officer's individual performance and/or individual contribution, describing the elements of individual performance and/or contribution that you have considered. See Item 402(b)(2)(vii) of Regulation S-K.

Incentive Bonus Plan, page 11

6. Please disclose how you determine the amount and the formula for each element of pay. See Item 402(b)(1)(v) of Regulation S-K. Please describe the defined method for calculating the incentive bonus, and disclose the sales and profit goals for the fiscal year. Refer to Item 402(b)(2)(v) of Regulation S-K. Please disclose

or, to the extent you believe disclosure of these targets is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation for this conclusion. See Instruction 4 to Item 402(b) and Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. If disclosure of the performance-related factors would cause competitive harm please discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

7. Please disclose whether discretion can be or has been exercised in awarding compensation. See Item 402(b)(2)(vi) of Regulation S-K.

8. You indicate that named executive officers will receive a target incentive bonus if you achieve sales and profit goals for the fiscal year. However, you have not included in the grants of plan-based awards table required by Item 402(d) of Regulation S-K the estimated payouts under non-equity incentive plan awards for grants under the incentive bonus plan.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Charles H. Jenkins, Jr.
Publix Super Markets, Inc.
August 21, 2007
Page 4

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3238 with any questions.

Sincerely,

Ellie Quarles
Special Counsel